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                       SUPPLEMENT DATED NOVEMBER 11, 2002

                                       TO

                         PROSPECTUSES DATED MAY 1, 2002


This Supplement is intended to be distributed with prospectuses dated May 1, 2002 for REVOLUTION EXTRA VARIABLE ANNUITY and REVOLUTION VALUE VARIABLE ANNUITY CONTRACTS issued by John Hancock Life Insurance Company or John Hancock Variable Life Insurance Company.

1. We have deleted the fourth paragraph on page 2 of the prospectus, and inserted the following in its place:

     For amounts you don't wish to invest in a variable investment option, you currently can select a five year guarantee period. (We may make additional guarantee periods available in the future, each of which would have its own guaranteed interest rate and expiration date, and we may make one or more additional guarantee periods available for contracts issued before September 30, 2002. We cannot provide any assurance that we will make any additional guarantee periods available, however.)

     If you remove money from any guarantee period prior to its expiration, however, we may increase or decrease your contract's value to compensate for changes in interest rates that may have occurred subsequent to the beginning of that guarantee period. This is known as a "market value adjustment."

2. We have deleted the third paragraph of the section entitled "How will the value of my investment in the contract change over time" on page 16 of the prospectus, and inserted the following in its place:

     The amount you've invested in a guarantee period will earn interest at the rate we have set for that period. The interest rate depends upon the length of the guarantee period you select. In states where approved, we currently make available guarantee periods with durations for five years, and we may make one or more additional guarantee periods available for contracts issued before September 30, 2002. As long as you keep your money in a guarantee period until its expiration date, we bear all the investment risk on that money.

3. We have deleted the third paragraph of the section entitled "How the guarantee periods work" on page 32 of the prospectus, and inserted the following in its place:

     We currently make available guarantee periods with durations of five years. For contracts issued before September 30, 2002, however, we may permit you to select different durations.

     If you select any guarantee period that extends beyond your contract's date of maturity, your maturity date will automatically be changed to the annuitant's 95th birthday (or a later date, if we approve). We reserve the right to add or delete guarantee periods for new allocations to or from those that are available at any time.